UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

COMPUDYNE CORPORATION

(Name of Subject Company)

COMPUDYNE CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.75 PER SHARE

(Title of Class of Securities)

204795306

(CUSIP Number of Class of Securities)

Martin A. Roenigk

Director, Chairman, President

and Chief Executive Officer

2530 Riva Road

Suite 201

Annapolis, Maryland 21401

(410) 224-4415

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

Brian D. Doerner, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, Pennsylvania 19103

215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 14, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by CompuDyne Corporation, a Nevada corporation (“CompuDyne”), relating to the offer by Patriot Acquisition Corporation (“Purchaser”), a Nevada corporation and a wholly owned subsidiary of Gores Patriot Holdings, Inc. (“Parent”), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.75 per share (the “Shares”), of CompuDyne at $7.00 per Share (the “Offer”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Wednesday, September 12, 2007. According to Continental Stock Transfer & Trust Company, the depositary for the Offer, as of such time, a total of 7,780,757 Shares were tendered and not properly withdrawn, excluding an additional 80,920 Shares tendered by notice of guaranteed delivery, which represents approximately 92% of all outstanding Shares. The Purchaser has accepted all the Shares properly tendered for payment and will promptly pay the purchase price in respect of such Shares under the terms of the Offer.

CompuDyne has been informed that Purchaser intends to complete the acquisition of CompuDyne through a short-form merger as soon as practicable. In the short-form merger, all outstanding Shares not purchased by Purchaser in the Offer will be converted into the right to receive $7.00 per share in cash. Upon completion of the short-form merger, Parent intends to cause CompuDyne to cease being a reporting company for purposes of the Securities Exchange Act of 1934, as amended.

On September 13, 2007, Purchaser issued a press release announcing the results of the Offer. The full text of the September 13, 2007 press release is attached as Exhibit (a)(9) to this Schedule 14D-9.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the following exhibit thereto:

Exhibit No.	Description

(a)(9)	Press Release of Purchaser, dated September 13, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUDYNE CORPORATION

/s/ Geoffrey F. Feidelberg
Name:	Geoffrey F. Feidelberg
Title:	Director, Chief Financial Officer and Treasurer

Date: September 13, 2007